UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(b)

(Amendment No. 1)*

Imagyn Medical Technologies, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

45244E100
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen,
P.C., 551 Fifth Avenue, New York, New York  10176
Tel: (212) 986-6000
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 22, 1998
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Elliott Associates, L.P., a Delaware Limited
          Partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [x]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER

          1,248,500

6.   SHARED VOTING POWER

          0

7.   SOLE DISPOSITIVE POWER

          1,248,500

8.   SHARED DISPOSITIVE POWER

          0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          1,248,500

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          3.23%

12.  TYPE OF REPORTING PERSON*

          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Westgate International, L.P., a Cayman Islands
          Limited Partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [x]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER

          0

6.   SHARED VOTING POWER

          1,248,500

7.   SOLE DISPOSITIVE POWER

          0

8.   SHARED DISPOSITIVE POWER

          1,248,500

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          1,248,500

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          3.23%

12.  TYPE OF REPORTING PERSON*

          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Martley International, Inc., a Delaware
          corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [x]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5.   SOLE VOTING POWER

          0

6.   SHARED VOTING POWER

          1,248,500

7.   SOLE DISPOSITIVE POWER

          0

8.   SHARED DISPOSITIVE POWER

          1,248,500

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          1,248,500

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          3.23%

12.  TYPE OF REPORTING PERSON*

          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
This statement is being filed pursuant to Rule 13d-2(b) under the Securities Exchange Act of 1934, as amended, and amends and replaces the Schedule 13G dated January 4, 1999 filed by the Reporting Persons specified herein in connection with their beneficial ownership of the common stock of Imagyn Medical Technologies, Inc.

ITEM 1(a).Name of Issuer:

     Imagyn Medical Technologies, Inc.

Item 1(b).Address of Issuer's Principal Executive Offices:

     5 Civic Plaza, Suite 100
     Newport Beach, California 92660

Item 2(a).Name of Person Filing:

     The names of the persons filing this statement on Schedule 13G are: Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"), and Martley International, Inc., a Delaware corporation ("Martley") (the "Reporting Persons"). Paul E. Singer ("Singer") and Braxton Associates, L.P., a Delaware limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate. Martley expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

Item 2(b).Address of Principal Business Office or, if None,
          Residence:

ELLIOTT

     The business address of Elliott is 712 Fifth Avenue,
     36th Floor, New York, New York 10019.

SINGER

     The business address of Singer is 712 Fifth Avenue, 36th
     Floor, New York, New York 10019.

BRAXTON LP

     The business address of Braxton LP is 712 Fifth Avenue,
     36th Floor, New York, New York 10019.

WESTGATE

     The business address of Westgate is Westgate
     International, L.P., c/o Midland Bank Trust Corporation
     (Cayman) Limited, P.O. Box 1109, Mary Street, Grand
     Cayman, Cayman Islands, British West Indies.

HAMBLEDON

     The business address of Hambledon is Hambledon, Inc., c/o Midland Bank Trust Corporation (Cayman)
     Limited, P.O. Box 1109, Mary Street, Grand Cayman,
     Cayman Islands, British West Indies.

MARTLEY

     The business address of Martley is 712 Fifth Avenue, 36th
     Floor, New York, New York 10019.

Item 2(c).Citizenship:

     Elliott is a limited partnership formed under the laws of Delaware.

     Westgate is a limited partnership formed under the laws of the Cayman Islands, British West Indies.

     Martley is a corporation formed under the laws of Delaware.

Item 2(d).Title of Class of Securities

     Common Stock, $.001 par value (the "Common Stock")

Item 2(e).CUSIP Number: 45244E100

Item 3.   If This Statement is Filed Pursuant to Rule 13d-
          1(b), or 13d-2(b) or (c), Check Whether the Person
          Filing is a:

          (a)[ ]    Broker or dealer registered under
          Section 15 of the Exchange Act.

          (b)[ ]    Bank as defined in Section 3(a)(6) of
          the Exchange Act.

          (c)[ ]    Insurance company defined in Section
          3(a)(19) of the Exchange Act.

          (d)[ ]    Investment company registered under
          Section 8 of the Investment Company Act.

          (e)[ ]    An investment adviser in accordance with
          Rule 13d-1(b)(1)(ii)(E).

          (f)[ ]    An employee benefit plan or endowment
          fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          (g)[ ]    A parent holding company or control
          person in accordance with Rule 13d-1(b)(1)(ii)(G).

          (h)[ ]    A savings association as defined in
          Section 3(b) of the Federal Deposit Insurance Act.

          (i)[ ]    A church plan that is excluded from the
          definition of an investment company under Section
          3(c)(14) of the Investment Company Act;

          (j)[ ]    Group, in accordance with Rule
          13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Elliott beneficially owns 1,248,500 shares of Common Stock.

          Westgate and Martley together beneficially own
          1,248,500 shares of Common Stock.

     (b)  Percent of class:

          Elliott's beneficial ownership of 1,248,500 shares of Common Stock constitutes 3.23% of all of the outstanding shares of Common Stock.

          Westgate and Martley's aggregate beneficial ownership of 1,248,500 shares of Common Stock, constitutes 3.23% of all of the outstanding shares of Common Stock.

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote

                    Elliott has sole power to vote or
          direct the vote of 1,248,500 shares of Common
          Stock.

          (ii)  Shared power to vote or to direct the vote

             Westgate and Martley together have shared power to vote or direct the vote of 1,248,500 shares of Common Stock.

          (iii)  Sole power to dispose or to direct the
          disposition of

                    Elliott has sole power to dispose or
          direct the disposition of 1,248,500 shares of Common Stock.
          (iv) Shared power to dispose or to direct the disposition of

                    Westgate and Martley together have
          shared power to dispose or direct the disposition of 1,248,500 shares of Common Stock.

     Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of
          Anther Person.

     Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated: February 19, 1999 ELLIOTT ASSOCIATES, L.P.


                         By:/s/ Paul E. Singer
                              Paul E. Singer
                              General Partner


                         WESTGATE INTERNATIONAL, L.P.

                         By:  Martley International,
                                   Inc.,
                              as Investment Manager


                         By:/s/ Paul E. Singer
                              Paul E. Singer
                              President


                         MARTLEY INTERNATIONAL, INC.


                         By:/s/ Paul E. Singer
                              Paul E. Singer
                              President